

Emil Nnani · 3rd

 **Boaz Bikes**

Founder of Boaz Bike

Dallas, Texas · 500+ connections · **Contact info**

Experience



Ceo

Boaz Bikes · Full-time

May 2018 – Present · 2 yrs 3 mos

Everywhere

CEO

Errand Driver

Jan 2016 – Jan 2019 · 3 yrs 1 mo

Dallas/Fort Worth Area

The only subscription based Ride-Sharing, Errand-Service app on the market. From Rides to Shopping Help, Pet Help, Elderly Help, Cleaning, Labor jobs and more. With subscriptions starting off at $25 a month we are currently the most economical Ride share, Errand Service that operates on-demand. Download our app today. Errand Driver.


errandriver

CEO

Christ Lyke Clothing

May 2012 – May 2017 · 5 yrs 1 mo

Managed the fastest growing Christian retail clothing stores on the East Coast.

CEO

E-Fetti (Music Artist)

Jan 2009 – Jan 2015 · 6 yrs 1 mo

Managed & promoted my self as a musical artist. One of the biggest Christian artists out of NC with a fan base totaling over 250,000 supporters.





